Filed by CSR plc Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Zoran Corporation

Commission File No: 333-173590

CSR plc

CSR – Zoran Merger Update

Joep van Beurden

CEO

Good morning everybody and welcome to CSR-Zoran presentation, part two. My name is Joep van Beurden, CEO of CSR. Also with me are Will Gardiner, our CFO and Cynthia Alers, our Investor Relations Director.

I am also pleased to have Levy Gerzberg, Zoran’s Co-Founder and CEO joining us by videoconference as you can see there. Hello, Levy, can you hear us? You can.

As you know, Zoran reported Q1 results and guided to market for Q2 on May 9th. The information announced by Zoran differed materially from that which had been previously provided to CSR during the merger negotiation process. We announced separately on May 9th that we would evaluate the implication of the Zoran disclosures.

Today I am delighted to report that we have been able to reach an agreement on revised terms. And we are here to share those terms for what we believe to be an exciting transaction with a strong strategic fit between CSR and Zoran and compelling financials.

Now before I get into the presentation, I draw your attention to the following two slides. Will, Levy and I will be making forward-looking statements. Actual results may differ for various reasons such as listed on this slide.

Now before we talk about Zoran and the transaction, let me update you about our current trading. Our current business is tracking to the midpoint of our earlier guidance of $185 million to $200 million and we are updating that guidance to $190 million — between $190 million to $195 million, so for the same midpoint of $192.5 million.

I would call our overall business resilient and I believe the market has been worried about the impact of Nokia and RIM — we all saw their results yesterday — and the impact of the general economic situation around the world on our business. I’d like to make a couple of points.

CSR-Zoran Merger Update	CSR plc

So first of all, as we flagged at Q1 results, we indicated that we were seeing weakness in some parts of the handset markets. So we saw this coming to some extent.

Secondly, and this is an important point, we are a much more diversified company than we used to be both in terms of markets and in terms of products. Nokia for instance is not as large a part of our business as it was a couple of years ago.

And thirdly, other parts of our business such as our smartphone GPS and the Galaxy S2, gaming, audio and our automotive businesses are doing quite well. Also the capacity constraints in some of our automotive products have lifted, as we said they would, as we have shifted production successfully to another foundry. We are not immune to developments in our markets, but our business is resilient.

As a separate point I am pleased to say that all our key chip development programs are on track.

With that, let me take you through the agenda for this presentation. First I will take you through the new CSR-Zoran deal terms. I will then talk about the value that Zoran brings to the combined company and share with you the strategic opportunities that the deal offers. Finally, I will summarise and we will have time for Q&A. So let’s start with giving you an overview of the new deal terms.

We are offering a total consideration of $9.19 per share of which $6.26 will be in cash. It represents a total consideration of $484 million, of which $313 million in cash and $171 million in stock.

That means an enterprise value of $233 million net of Zoran’s cash balance of $251 million at the end of March 2011. Dr. Levy Gerzberg will join the Board and we expect completion in the third quarter of 2011.

We believe Zoran to be a highly attractive addition to our business, both strategically and financially. It means a roughly 50% increase to CSR’s revenue at greater than 50% gross margins.

Zoran has a significant IP portfolio built up over 25 years. They bring us product platforms with substantial differentiators in cameras, silicon tuners and printers and Zoran has strong system on a chip engineering capabilities, combining several different products with application processors and software in a single platform. This is important as we continue to migrate our products from individual components into sub-systems and platforms.

The previously announced synergies of $50 million have been underpinned by two months of detailed integration planning and we have jointly decided to implement an additional $20 million of cost reductions. As a result we expect this transaction to be higher than 15% accretive in 2012.

Now let’s take a look at how the new deal compares, compared with the one we announced on February 21st.

CSR-Zoran Merger Update	CSR plc

So as you can see on this slide, relative to the previous deal, the consideration is reduced by around 30% and the enterprise value by over 40%. Rather than effectuating a $240 million buyback we now put in $313 million cash up-front. And as a result the proformas around ownership of the combined entity will be 16.5% rather than 35%.

And as mentioned earlier, we are expecting to achieve $20 million of rightsizing on top of the $50 million we announced earlier, and the visibility on those synergies after two months of detailed joint integration planning has improved. Levy will join the Board and we are in a position to be a little bit more specific on the 2012 accretion, from strong double digit to more than 15% in 2012.

I will now talk about Zoran, its value and the strategic opportunity it represents. But before I do that, let me talk a little bit more about the resilience of our business as it is linked to the strategic actions we have taken over the past couple of years and linked to the proposed Zoran transaction.

So since 2008 we at CSR have been on a journey, a journey that expands our business. And we have been expanding it in two directions, by market and by offering platforms and sub-systems rather than individual components.

So in 2008 our business was dominated by handsets and audio. We were selling mostly Bluetooth components, the only exception being audio where we enjoy high market share and high margins.

By 2010, the picture had shifted. We have moved into adjacent markets such as automotive, PND and gaming, providing more opportunity and stability. But we’ve also moved into more platforms where we represent a larger part of the overall solution in our customers’ products and we now offer sub-systems in audio, PNDs and automotive markets with our SiRFprima and SiRFatlas SoCs.

From a technology perspective, we see the same picture. By broadening our technology base, we have become a stronger, more resilient company, from pure Bluetooth in 2008 to Bluetooth, GPS, Wi-Fi and FM in 2010. The Zoran transaction is the next and significant step on that journey and will give us key IP in the area of video and imaging.

Which brings me back to Zoran and the value it brings. We’ll start with the Zoran Q1 results announcement and Q2 guidance.

As you would expect, we have looked extensively at the root cause of the Zoran Q1 announcement and Q2 guidance. The key for this review was to separate one-offs from potentially more structural factors and we have been helped in this review by our accountants.

So what did we find? We did find some one-offs and unplanned changes such as the impact of Cisco cancelling the Flip and the Japan earthquake. We’ve also found some smaller issues such as design-in delays with customers. But importantly, we concluded that Zoran’s IP is strong and that they continue to have a strong position in

CSR-Zoran Merger Update	CSR plc

cameras and printers and that they possess strong technology within home entertainment that presents attractive upside.

So in short, we concluded that the Zoran business is smaller than originally assumed, but that the strategic opportunity combining with CSR is intact.

So looking at this a little more detailed per division — and this is not exhaustive list. There are other opportunities in IP such as DVDs and set top boxes.

Zoran has a leading position in cameras where connectivity and location are being designed in as we speak. The market has high 40% gross margins and is around 9% growth opportunity. Many leading camera manufacturers are Zoran’s customers and our GPS is in with quite a few as well.

Zoran has a strong market share in silicon tuners with an opportunity to penetrate in digital TVs in a market with margins of high 40s.

It has a stable high gross margin and profitable printer business with connectivity opportunities. Zoran and CSR are for instance already in an HP mobile printer, with Zoran printing software and CSR Bluetooth.

And in the DTV market with a leading position in the US, significant IP, connectivity opportunity and a market growth of around 9%.

A few words on the revenue baseline for Zoran for 2011. Now we’re not guiding the market but would indicate that the reasonable baseline would be revenues for the year between, on one hand a straight doubling of the first half revenues and on the other hand a second half that would reflect normal seasonality, which means the first half represents about 45% and the second half 55% of the year.

Now moving on to IP and know-how. First of all Zoran has over 500 granted patents built up over the past 25 years and over 350 patents in the hopper.

Very relevant, Zoran has extensive experience with so-called systems on a chip or SoCs which I mentioned earlier are key to fulfil CSR’s progressive evolution as we extend out of selling components to supplying platforms.

Zoran tapes out multiple complex SoCs per year and this skill is very synergistic with CSR’s SoC team in Shanghai. These two teams can integrate the IP of both companies in differentiated sub-systems combining video, imaging, audio, location and connectivity for a range of markets; automotive, infotainment, cameras, TVs, printers, gaming etc.

And linked to the SoC know-how Zoran also brings advanced DSP software and high speed digital interface expertise.

As the final slide in this section, let’s look at the deal’s synergy.

First of all and independent of the transaction, Zoran is reducing its cost base by $30 million over the course of 2011. This cost reduction program is in progress and will continue after the deal has closed.

CSR-Zoran Merger Update	CSR plc

Secondly, as you know we announced on February 21st that the synergies in terms of IP licensing, facilities, management overlap and COGS will be $50 million. We have underpinned that number over the past two months, through detailed and joint integration planning and we reiterate that number today.

The $50 million consists of around $35 million in SG&A and duplication synergies and $15 million in COGS synergies. Today we also announced that we will implement an additional $20 million by the end of the first quarter in 2012 in a rightsizing exercise.

And this means that after the close the OpEx run rate after Q1 2011 of the combined Group will have increased by approximately $175 million, relative to CSR’s OpEx run rate.

Which brings me to the final topic of this morning, the strategic rationale behind this deal. Our vision is one of location in a wireless connected world and we are transforming the company from a component play to platform play where we have the central control point that allows us to directly impact the consumer experience.

Done right that is a higher margin business as is currently the case in our automotive and audio business. We can add more technology components to Zoran’s platform such as DTV and digital camera and we can add Zoran’s technology to our platforms such as automotive.

So let’s look at this specifically and start with TVs. So as you can see the market for TVs is expected to grow to around $250 million units by 2015. In terms of the relevant silicon, we see 9% growth from around $1.3 billion to just over $2 billion in 2015. Zoran and CSR have the relevant silicon in-house today, Bluetooth low energy, low latency audio Bluetooth, Wi-Fi, frame rate conversion, DTV SoCs.

And as you can also see we have already spoken to a number of customers about the opportunity who are giving us positive feedback. So with these products we are competing in a billion dollar market, certainly a tangible and near term opportunity to increase our footprint in the TV market.

And we have a similar opportunity in cameras. In cameras we see the market for relevant silicon grow from $300 million to $500 million by 2015, a growth of around 9% per year. Now as you know, Zoran has a leading position in this market, shipping to almost major manufacturers and CSR is already shipping GPS silicon to Panasonic, Canon, Fuji Film and Pentax. And here too we have concrete and positive feedback from our customers. Clearly a great example of platform opportunity combining imaging, video and connectivity.

And finally let’s talk about automotive. Automotive infotainment is the third example of an area where we have uncovered significant interest in platforms of combining Zoran’s and CSR’s products and technologies. Pioneer for instance told us that cameras and image processing will become more important in the future to enable applications such as road sign recognition. Continental explained that systems like hazard detection and automatic driving will require interconnectivity between GPS data, central data and displays.

CSR-Zoran Merger Update	CSR plc

You can see the infotainment market is large, around $2 billion. Margins are healthy. CSR is shipping to all major automotive customers and has strong relationships with them. Customers are actively looking for suppliers that can offer the full range of infotainment technology and the combined entity is in a great position to make use of that opportunity.

So let me summarise. CSR’s business is performing well and our key chip developments remain on track. This transaction is an excellent opportunity to build a larger, more valuable business for both companies. It’s financially compelling in the short and long term and it’s strategically attractive, an excellent opportunity to develop platforms with real differentiation which will allow growth opportunities at healthy gross margins.

And as a final point, we understand the importance of fast and complete integration. We have a good integration track record; we have a keen focus on integration planning. And with two months of comprehensive and collaborative integration behind us I can state with confidence that we are preparing a complete and swift integration implementation.

And with that I’d like to open it up for questions.

Question and Answer Session

Nick James - Numis Securities

Thanks. Morning, it’s Nick James from Numis.

I just had a question on Zoran’s exposure in the digital camera market. I was just trying to understand the granularity between the different layers of the camera market in terms of SLRs, high end point and shoot, low end point and shoot.

And on the 50% market share of the merchant market whether that relates to volume or value of chips in that market.

Joep van Beurden

So Levy, maybe one for you, if you could hear the question.

Levy Gerzberg

Yes, I heard the question.

So in terms of granularity, indeed the majority of the market is the point and shoot. This has been the Zoran focus for quite some time. The point and shoot includes still photography as well as video photography and now still photography and HD video photography for which we have solutions today.

CSR-Zoran Merger Update	CSR plc

The digital SLR is another market, another growing market and we are starting to address this market. And actually there is a new segment of this market. It’s called hybrid or the mirrorless digital SLR. These are much smaller body type of digital SLR cameras with removable lenses. And we have a new solution for this market and we have some design wins already. This is an emerging market right now.

There are other segments in the digital camera market, the HD video, the standalone HD video, like the old Flip, the other companies are now introducing similar cameras. We are also addressing this market; we have solutions for this market. We are gaining market share in this market after the Flip disappearance. I believe that — I’m sorry, there was another question.

Nick James

It was on the 50% market share, whether that’s by volume or by value.

Levy Gerzberg

No, this is by volume. Actually our market share, the overall market share including the captive suppliers, those are camera makers that make their own chips, and by the way the number of those models and those suppliers is decreasing. They are all moving more and more to ODM solutions or to using merchant supplier solutions like Zoran chips.

So we have about 35% or close to 36% or so market share of the overall market. And if you exclude the captive and you look only at the merchant suppliers, we are way above 50% and it’s by unit volume.

Nick James

Great, thanks very much.

Didier Scemama - RBS

Morning. Didier Scemama from RBS. A few questions if I may.

First of all, thanks for being so transparent on the cost synergies and on the revenue opportunities going forward and I think it’s really helpful.

I just wanted to go back to basics here. Can you maybe give us a bit more details on your updated guidance for Q2. And also for the Zoran non-guidance if you want, why you’re seeing a flat second half versus first half or up 10% on Zoran. So what are the sort of metrics we should — what’s driving that?

And with regard to your updated guidance for CSR, given that two of your major handset customers have had some clear issues, can you explain why your midpoint is largely unchanged? That would be great if we could start with that.

CSR-Zoran Merger Update	CSR plc

Joep van Beurden

So I’ll maybe start with that.

So as I said in my remarks, our basis is resilient. Why is that? Not because we’re immune to the customers that you’ve just alluded to, but because we now have a number of other businesses that partly compensate for that.

To give you a few examples, you know we have the Galaxy S2 design with the GPS. That product is doing really well; that helps us. You know in automotive we had capacity constraints. We said they would lift at the end of Q2; they have lifted now.

Automotive we are quite strong as you know in China. The Chinese automotive market is largely untouched.

So it’s a game of pluses and minuses but overall I think the guidance or the story is one of resilience, one of many more businesses that combined give us a little bit more stability. To be fair, if this same market issue would have applied to us maybe two or three years ago, it would have been a different story. And I’m quite keen to link that to the strategic actions we’ve taken for the past two years and in that context I think you should also view the transaction with Zoran.

Didier Scemama - RBS

Okay.

And just looking at now the metrics of the deal with Zoran and the revised price, even taking into account the sort of cost savings you’re putting forward, obviously the combined entity is still quite under pressure from a structural standpoint in many end markets. I appreciate you’ve got many opportunities, but it feels like you need more scale, especially in the DTV business, when I see the gross margin in the 30%. So what I’m trying to get to is will you rule out over the next one to two years any other major transactions that would actually help you gain scale?

Joep van Beurden

Maybe let’s start with the DTV question. So we put [a foil] up and we quite clearly illustrated that the target there is a $2 billion market to 2015. Now there is obviously various segments in there. There is the low and the medium end where you head on with the Mediateks of this world and these kind of guys. That’s always going to be very tough.

What we think we have based on the strengths of the IP, both at Zoran but also our connectivity IP, we feel we have an opportunity to create a platform that is materially differentiated. And given the relatively small base we’re starting from that’s a huge opportunity for us going into the future.

Now scale — to answer that as well, Didier, scale is very important. One of the benefits of this transaction is that our revenue base will add 50% from that Zoran’s side. That clearly is attractive as well, [that is] even more enhanced. That helps us.

CSR-Zoran Merger Update	CSR plc

Do I rule out a transaction over the next two years? I don’t. M&A is part of the way we view the world. We’re disciplined about it. We continue to be scanning around for opportunities. We will of course be focused in the near term on this transaction, making sure we do a good job of implementing it. But beyond that I’m sure we’ll be looking around again.

Didier Scemama

Many thanks.

David Mulholland - UBS

Hi, it’s David Mulholland from UBS. Just a quick question.

Looking into Q3, again from what we’ve seen with RIM and Nokia, just how you’re viewing things into Q3 in terms of the run rates for the business.

And just secondly on Zoran, again what are the key drivers that could see us have revenue growth in the second half of this year over H1? And just what the sensitivities are there?

Joep van Beurden

Will, you want to start with —

Will Gardiner

In terms of where we see the second half, I think that the consensus is out there. I think I would say that the comments on that resilience would be sort of similar as we look into the second half. And I think we’re not really in a position to guide for that yet. But I think we would feel comfortable with the same kind of idea. Obviously we’re not immune and Nokia and RIM are obviously having issues, but I think the rest of the business we feel pretty good about.

Joep van Beurden

And then maybe Levy, could you comment on the question on Zoran drivers for the second half?

Levy Gerzberg

Yes, I think the major driver in the second half is the consumer market seasonality. The second half is always larger than the first half. And as we move towards the end of the summer and the holiday season, we expect growth in the market and we start to see the impact always in Q3 and somewhat in Q4, which is also impacted or benefits from the Chinese New Year and holidays in Asia. This is the first growth driver.

CSR-Zoran Merger Update	CSR plc

Second, we’re coming out from a Q2 which was a very difficult quarter. A number of customers in the consumer electronics market in particular were very concerned, very cautious about the situation in Japan. Many of them were impacted and their reaction I would say, a over-reaction. Now they’re starting to recover from this. Both in Japan and outside Japan, the supply issue is starting to improve and this will manifest itself in additional acceleration in Q3.

There are new platforms that we are introducing to the market. We are now introducing the connected TV and it’s not only in the US where we live in the market, in the DTV. Now we are starting to penetrate Europe, China. Soon we are going to have a universal solution on the market, that with the same hardware, we’ll be able to address all these. With the same technology and same platform we’ll be able to address all these markets, Japan, Europe, China, US, South America. So we see new drivers, connected TV to the Internet with all kinds of opportunities.

In the camera area, one of the drivers is the HD video. But the unique solution of Zoran is that we provide HD video with the best still photography, unmatched still photography for the cost performance we are providing. This is why we are continuing to increase market share in that segment.

We also see new vectors in the surveillance area that will increase. Actually the combination with CSR will provide us connectivity that will help in this area the mirrorless digital SLR that I mentioned.

And also in the printer area, we are now starting to see more and more interest in the wireless printing, again an area for synergy between the two companies and a growth catalyst that we believe will start impacting towards the end of the third quarter and into fourth quarter and certainly next year.

Nicholas Hyslop - RBC Capital Markets

Thanks. Nick Hyslop from RBC.

Can I just come back to these cost synergies? $30 million Zoran is also doing itself, $15 million in COGS, $35 million in OpEx and another $20 million that you found. If I add that up, $100 million of cost saving is a monstrous amount of money from the existing Zoran business. And it would be very good to understand the confidence you really have in achieving that level of cost savings. In particular what impact that might have on future products and why perhaps some of these cost savings were not — that Zoran themselves were not slightly more aggressive in achieving, when it was — well, as it currently is.

And then related to that, Zoran’s digital TV business has obviously not been doing well, that’s public knowledge. What does CSR actually bring to the Zoran digital TV business that makes it better?

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Joep van Beurden

So first on the cost savings, the first remark I want to make is you’ve added it up accurately, Nick. This is not coming just from Zoran; this is of the combined entity. I need to make that point first of all.

The other point I’d like to make is, and this is, we’ve been in, as I said, in a unique position that on the one hand we were basically negotiating the deal, on the other hand we had the joint integration planning team working together. And Levy and I talked about it while we were renegotiating, we kept these guys going. So we have had the benefit of months now of very detailed and bottom up planning around how we would effectuate these synergies.

Now I’m not yet in a position to be more specific than I’ve been, I think we’ve been fairly specific already. But we have a plan, in great detail, underpinning these numbers. Two, we have some experience with integration and with effectuating synergies. So this team has done it before. And I state therefore with great confidence that we have this plan in hand, and we will complete it between now and close, and that upon closing we effectuate that. We’ve also said clearly that the timing of this is going to be the end of Q1 2012.

Unidentified Audience Member

And what impact do these costs have on future development?

Joep van Beurden

So there is on the duplication synergies clearly there is no impact, because this really has to do with facilities, with tools, with IP sharing, with management duplication, listing costs, consulting all this kind of stuff. On the rightsizing side that we talked about it is very specifically aimed at parts of the business where we feel the performance isn’t where it should be, so there it has some impact but that is by design.

And on the parts of the business where we see opportunity we feel we have an excellent opportunity, also with the enlarged scale of the combined company. And for instance I mention specifically the Zoran SoC capability they have a very powerful and experienced team of over 400 people in Haifa, Israel, very synergistically their SoC factory in Shanghai that will help us actually bring these platform products to market very effectively.

So I am really confident and comfortable with that — the way we set that up. And I think through the combined company with its increased scale we’ll have more opportunity rather than less, despite the fact we are taking out some costs.

Jonathan Crossfield - BofA Merrill Lynch

It’s Jonathan Crossfield from BofA Merrill Lynch, a couple of questions. First of all in terms of the platform strategy how much business do you think CSR and also

CSR-Zoran Merger Update	CSR plc

maybe Zoran are missing out on at the moment because your more still in the component area rather than platforms?

The second one would just be how engaged is Zoran with automotive customers already, because of the — there must be quite stringent qualification programs particularly if your moving away from entertainment into more like road safety sign reading etc.

And then the third would just be in terms of board support can you confirm whether or not the Board’s of both companies were unanimous in supporting the ongoing transaction?

Joep van Beurden

So first of all on the platform, as I said, I described the transition that we at CSR are in or the journey as I called it from selling mostly components to platform as a journey. So I think — I don’t think of it in terms of are you missing out business. We are migrating from selling components into selling more systems, why? Because with systems and platforms you have a larger part of [bill and] material that makes you more relevant to the customer that makes you more relevant to the quality of the end product, so that allows you to differentiate. It’s also a higher margin business. So I think it’s a sound strategy for us to be going there.

Now that is not something you can do overnight. You know, this has to do with chip development cycles, it has to do with software development, you need a lot of capabilities that originally as a component provider we do not have. So we are well on our way here. And with PNDs with automotive, with of course the audio business that we’ve had as a platform for a long time, we’ve made great big steps in the right direction.

And I think with Zoran now their basically adding three platforms to us. Their adding the camera platform, the DTV platform and the printer platform that in one go will basically allow us to take a massive step in that same direction.

Sorry I missed the other question, you talked about —?

Will Gardiner

[The other thing is that], just to follow up on that. I think one way to think about it Jonathan if you think about the automotive space is that when we sell a GPS chip, SiRFstarIV plus a Bluetooth chip with a Wi-Fi chip that bundle $5 around plus or minus, if we actually move into the overall platform position and we sell a SiRFprima for example that same bundle maybe $15.

So, it’s really, to Joep’s point, it’s not a missed business as it were, the opportunity to actually drive up ASP and actually significantly drive growth on the back of not only the increased penetration of all these activity pieces, but actually if you can gain share in a space where you can get a $10 chip kind of price it’s quite significant.

CSR-Zoran Merger Update	CSR plc

Joep van Beurden

And then to stay with that automotive part you see, that’s the other question you asked, so that’s actually a very interesting I think a very tangible opportunity. So as you know we have a strong automotive business, we are growing quite rapidly. We have relationships with pretty much every other automotive company in the world. We are automotive qualified. We have a track record of not missing shipments. All that stuff takes time to build up.

So we will leverage that position by brining on very relevant IP that’s around. And as I say look we already have our SiRFprima and SiRFatlas. We basically now have a broader catalogue of products that we can bring to bear. Yes we’ll have to automotive qualify them, but we know how that works. Our operation guys Chris Ladas that’s what he’s been doing for the past five years. So we would deploy that same capability on Zoran IP. And leveraging the relationship, there is not a question around whether we know how to serve automotive, we know that. We can actually get in with new building blocks relatively quickly. It’s a real big opportunity for us.

[Sandeep, sorry]

Unidentified Audience Member

(Inaudible - microphone inaccessible) the analysts of both companies.

Joep van Beurden

Well we don’t (inaudible), Levy?

Levy Gerzberg

You know I wanted to answer some of the questions that the gentlemen asked regarding Zoran if it’s okay, Joep.

Joep van Beurden

Go ahead.

Levy Gerzberg

So regarding the automotive, Zoran has some footprint in automotive in two areas one is portable DVD player designed for automotive, Sony is one of our customers, we have other customers. Indeed it takes time to qualify and become a stable recognised supplier. So we have been doing it for several years.

We are also providing tuners solutions for automotive. So in some cars we have multiple tuners in the same car. So this is the answer, but the Zoran in the automotive business of course the synergies you’ve mentioned there is a lot of potential synergy. We have now video to the car and other applications.

CSR-Zoran Merger Update	CSR plc

I just wanted to make one other comment regarding the previous question. One other driver which is also very synergistic to Zoran and CSR in the TV business is the 3D TV and the gaming, gaming display and gaming TV. CSR is already in that market and we are now entering this market with the 3D technology. And in many of these applications Bluetooth eyeglasses, 3D eyeglasses are needed and sometimes our wireless Bluetooth speakers. So when you look at the system you can see CSR in several of these peripherals, and Zoran in some of these peripherals that have the potential of working very easily and logistically. So that’s basically my answer to — I heard some of the questions.

Joep van Beurden

And Levy there was another question about the Zoran Board, maybe you can take one as well.

Levy Gerzberg

Regarding the Zoran Board the support was not unanimous and soon within the next two weeks we are going to file the proxy with the SEC, and the shareholders will be able to read the details and get more information which at this point I cannot discuss.

Joep van Beurden

Okay, Sandeep

Sandeep Deshpande - JP Morgan, Cazenove

Hi, Sandeep Deshpande, JP Morgan Cazenove, regarding the integrated products, I mean, you’ve talked about these new road maps, some of your competitors are already talking about connectivity in TV, connectivity in consumer electronics products. How long do you think integrated Zoran plus CSR can create these integrated products so as to capitalise on the revenue synergies? I mean, you’ve talked a lot about the cost synergies, but on the revenue synergy aspect.

Secondly on the revenues again a question with — regarding Zoran, the semiconductor market is in a soft spot, there are soft spots in the semiconductor market, the TV market is soft overall. So are there risks to the revenue into the second half of the year given what is being seen overall that the semiconductor and consumer is softer overall?

Joep van Beurden

So maybe start with the first one, and then Will you can —. And so on the revenue synergies I think we talked about it when we announced this as well, so [very roughly] there are three stages to that. So the first step is where you start cross-selling your products, and that’s pretty much immediately so you could expect [based on designing] a little bit of that in 2012 where you have, you take each others products

CSR-Zoran Merger Update	CSR plc

into each others customers, which is by the way not assumed in the statements we talked about accretion. So anything that we have there would be additional.

The next step, and you would start engineering that immediately is to create joint platforms where you would optimise software, you would make sure that the systems are jointly — they work together and optimise. Free integrated we call that. That, you should think about that as hitting the market in the top line in 2013. And then fully integrated jointly designed SoCs that will be a 2014 event.

Now the other thing to tell you many of these markets that I’ve talked about in cameras, in TVs and also in automotive we are basically at the start of what is going to be quite a big growth rate. So I think that the timing of this transaction is excellent. And in the course over the next couple of years we’ll be growing into that quite aggressively.

Will Gardiner

I’ll take the answer to your second question Sandeep. I think Levy laid out quite nicely some of the reasons why one could believe that the second half of the year would be significantly higher than the first half. There is normal seasonality second quarter clearly hit by some significant one-off issues, some positive design cycle points.

And one of the reasons why we laid out this sort of base line concept is to basically give you a sense of, sure, there’s risk to that. And clearly the bottom of that base line is very low, alright. Do I think that there is risk to the bottom of that base line? Not very many.

Yannis Solar - Deutsche Bank

[Yannis Solar] from Deutsche Bank, a question for Levy for your DTV market you have basically made it quite clear that with connected TVs you want to move away a bit from this US this high US exposure more into Europe and other markets. Can you give us an update on the set-top box and silicon tuner exposure at the moment and where you want to move that from where you stand now until maybe one or two years down the line?

And another one also how long do you expect in DVDs that you can derive revenues from this business? Thank you.

Levy Gerzberg

So regarding the DTV, yes we are aiming to expand the market beyond the US. We are also expanding in the US with the connectivity and new applications, but we have invested a lot in other platforms including the universal platforms. And we start to see momentum already. And we are aiming at the mid to high-end with internet applications, we have partnerships with (inaudible) the content, the internet content providers to television like Netflix and VUDU and so on. And this connected TV is

CSR-Zoran Merger Update	CSR plc

not only in the US its expanding everywhere, and we have such good platforms for that.

In terms of the set-top box market right now our focus has been outside the US. And we are gaining momentum in India. We have a position in China, and this position is growing. We have major customers who are international customers who provide in China, outside China for export, India and Europe. So our strategy has been for some time to focus outside the US.

And regarding the tuners, the main revenue source in the tuners area is in the set-top box. We are developing tuners for TV. We view it as a very synergistic sector for us. So the combination of the SoC in the TV together with the tuner we can actually enhance the tuner with our SoC and have some of the processing in the digital part and the small analogue external device in the future it will be integrated. We see a nice increase in our position within the television both from a revenue point of view and strategic.

And the third question regarding the DVD actually what we have been doing in the DVD market, we have announced it earlier this year, we are focusing on existing markets, we are not developing new products in this market. We have a good living product with high definition interface. And we are continuing to generate profit from this product line. We believe it has probably a lifetime of approximately two years. It’s yet to be seen, it could be longer in some geographies. But that’s the timeframe that we are counting on.

Yannis Solar

Thank you. And one quick follow up if I may, in automotive you said with silicon tuners you have some design wins. Can you comment what companies those are or do you — not want to disclose that?

Levy Gerzberg

Well actually these companies are listed in our public disclosures, and they include very, very famous companies. We have tuners in the [can], tuners in a number of cars that cover almost the main European and Japanese suppliers that you can think of, maybe even in your car.

Yannis Solar

Thank you.

Cynthia Akers

(Inaudible — microphone inaccessible).

CSR-Zoran Merger Update	CSR plc

Joep van Beurden

Okay, question on the phone.

Operator

Okay that question is from [Joseph Assay] of Barclays Capital, Joseph please go ahead with your question.

Joseph Assay - Barclays Capital

Morning everyone, I was just wondering in talking about the cross-selling opportunities, did you actually need to merge in order to get to cross-sell? I mean the list of clients Zoran is selling to is accessible to anyone, and you could have just walked in these clients and suggested that they design in your chips.

And also the market for platforms is already a lot of players STMicro, Intel, Qualcom, Media Tek, Texas Instruments, Broadcom, [Media]. How do you feel you will be able to fit in, not just with going head to head with some of your clients? And how do you think this will impact your relationship with them and potentially your revenue?

Joep van Beurden

That’s a lot of questions. First on cross-selling, so yes you might add that actually the whole deal originated from an attempt through us without merging to cross-sell or to jointly optimise the products for each other. We had a specific opportunity in cameras, and we started to discuss to do that indeed as two independent entities. And how this — and this was over a year over.

And how this whole deal came about is as we then explored that we basically found out that we had so many opportunities that it was much more effective and efficient for both companies to put the two together, effectuate of course from synergies build some scale. But also if you’re really one company and your singing from the same hymn sheet with one combined product road map you have a much better chance than through complicated partnership arrangements. So I think that is why we decided that this transaction was the right thing to do.

On the platform side clearly a very competitive market. On the other hand we feel that with the combination and the IP that we have it almost fits together like a jigsaw puzzle as I like to say. There is an incredible amount of opportunity for us to combine that in a unique way. We have unique audio expertise, we are very strong in mixed signal connectivity, it is around very strong in video and very strong imaging. It’s up to us of course to execute on the promise of that. But I absolutely believe that if we do, and we will that we are going to be very competitive against all the names that you just mentioned.

Joseph Assay

Thank you very much.

CSR-Zoran Merger Update	CSR plc

Joep van Beurden

Sorry [TJ].

Unidentified Audience Member

Yes thanks, and I apologise for being picky. On your slide 11 you actually disclose, as far as I know for the first time, your exposure to — well the revenue from BC7FM right? Is that BC7FM the FM product?

Will Gardiner

[There are] multiple FM products [in there].

Unidentified Audience Member

And what else, I mean is BC7 in there or is it in Bluetooth?

Will Gardiner

That will be FM pieces.

Joep van Beurden

No, no, no that will be the FM part of that yes.

Unidentified Audience Member

So that was like what 1% of your sales in 2010.

Joep van Beurden

Well you can’t really — as you see it’s a 3D pie and it’s at an angle so you can take your protractor and — but it’s clearly not 20%.

Unidentified Audience Member

Wasn’t that mean to be the main product ramping at a Tier 1 handset manufacturer?

Joep van Beurden

Well it’s not Bluetooth FM it’s the FM portion of that, so you need to of course split that.

Unidentified Audience Member

[It’s been] cut the BC7?

CSR-Zoran Merger Update	CSR plc

Joep van Beurden

Yes.

Unidentified Audience Member

Ah okay, sorry apologies, okay sorry. And then the second part just to clarify did you say Will that your revenues will be resilient in the second half? Is that what you qualify, resilient meaning flat or meaning —?

Will Gardiner

I mean — no what I’m saying is the way Joep characterised the business in the second quarter, which is resilient, i.e., that I think people were expecting — were not necessarily expending the markets — or the market was not necessarily expecting us to say we are in line with guidance at this point in the quarter given a lot of the things that have happened. I am saying a similar thing would apply for the rest of the year, i.e., the consensus is out there, and that’s not our guidance. But to say that we would be resilient would have — be a sort of statement relative to that.

Unidentified Audience Member

Okay, okay.

Will Gardiner

(Inaudible) saying its going to be flat (inaudible) no.

Unidentified Audience Member

No, alright because there is — okay, fine. And then are there any parts of the Zoran portfolio that you don’t like that you may want to sell?

Joep van Beurden

Well we talked about rightsizing and this by the way is not a Zoran specific comment that’s for the combined entity. There is definitely part in the combined entity that we looked at. We are not going to be specific as I already said; we have a plan that’s completely underpinned, so we know what to do. But it’s too early. We are still two independent companies. We are still planning the integration. It’s too early for me to specific about that.

Unidentified Audience Member

So including your own portfolio?

CSR-Zoran Merger Update	CSR plc

Joep van Beurden

Its — I am not going to be specific, so as I said this issue think about the combined entity.

Unidentified Audience Member

Thanks. I just had a follow up on Zoran in DTVs because I think the last time Zoran publicly talked about DTVs it was expecting quite a significant step up in revenue in the second half from new product ramps with some new Tier 1 customers. So I just wanted to understand what’s happened to that expected ramp now given that the guidance seems to be quite similar — quite different sorry from where we were then.

Levy Gerzberg

So first of all regarding the DTV business we mentioned at the beginning of the year that our target is to penetrate some first tier accounts, and actually I am happy to report that we have done this successfully. We have at least three first tier account projects right now that some have entered production some will enter production during the third quarter. They include really the top names in the world.

And we are very happy about it because once you penetrate this account we are platformed, and with the huge amount of software that goes with it there is a stickiness. And then the next generation that we are going to provide, or the next level of chip that we already have that we provide will be synergistic and backward compatible and forward compatible. So we penetrated TVs, display, 3D display and you will hear more about it.

Because of some issues that we saw as a result of the earthquake in Japan related to some supply, some of the programs that we saw are happening on time, but the volume might be initially a little lower and then it will accelerate once the supply program will diminish. So we are on track in terms of the design wins. And we believe we will gain even more of those as we penetrate other territories like Europe and South America and so on from the same first tier accounts.

Unidentified Audience Member

Okay. So would you characterise it as kind of a one quarter push out rather than anything more serious than that?

Levy Gerzberg

Yes I think it’s roughly a good estimate.

Unidentified Audience Member

Great, thank you.

CSR-Zoran Merger Update	CSR plc

Joep van Beurden

Okay.

Cynthia Akers

This is from George O’Connor at Panmure Gordon. You presented a number of customer slides where you’d actually talked to them about feedback on the transaction and there were a few where you did not get feedback. Can you give us some idea of potential revenue there and potential interest?

Joep van Beurden

Well I don’t want to be — let me step back. So what we did is, and again this is back to the same unique position, we have been in a position over the past month to actually go to customers and openly talk about a public to public deal that we were still negotiating. Normally you can not do that. So there has been an enormous benefit for us to be able to take these ideas that we have on the regular customer visits that we have and basically discuss them.

So the tick boxes on the slide indicate that we have had a discussion with our customers on these specific platforms. That the feedback that we’ve received on the potential there has been positive. That still means, as I said earlier in my earlier remark to a different question, I think from Sandeep, before you actually have those products in hand that is not going to be tomorrow. So revenue synergies, certainly when it comes to jointly designed and developed SoCs is a 2014 event. But it is — I am very confident and comfortable to say that across the board of the opportunities that I’ve been talking about when it comes to strategic benefits our leading customers have been quite — I’d say very positive.

Have we time for one more question on the phone still? No. Alright, thank you very much.

Will Gardiner

Thank you.

[End]

This transcript is not a prospectus. It does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Transaction or otherwise. Any acceptance or response to the Transaction should be made only on the basis of the information referred to, in respect of CSR shareholders, a shareholder circular seeking the approval of CSR shareholders for the Transaction and issuance of ordinary shares in the form of ADSs to Zoran stockholders (the “Circular”) and a prospectus in connection with the admission of ordinary shares of CSR to the Official List and to trading on the London Stock Exchange (the “UK

CSR-Zoran Merger Update	CSR plc

Prospectus”) or, in respect of the Zoran stockholders, the Proxy Statement and US Prospectus (the “Proxy Statement/Prospectus”) which will form part of the amended Registration Statement on Form F-4 (the “Amended Registration Statement”) filed by CSR.

Additional information and where to find it

This communication may be deemed to be solicitation material in respect of the Transaction involving CSR and Zoran. In connection with the Transaction, CSR intends to file with the US Securities and Exchange Commission (the “SEC”) an Amended Registration Statement on Form F-4 containing a Proxy Statement/Prospectus for the stockholders of Zoran. Each of CSR and Zoran intends to file other documents with the SEC regarding the Transaction. The definitive Proxy Statement/Prospectus will be mailed to stockholders of Zoran. Shareholders of CSR and stockholders of Zoran are advised to read carefully the formal documentation in relation to the Transaction once it has been despatched. The proposals for the Transaction will, in respect of the CSR Shareholders, be made solely through the Circular, and, in respect of the Zoran Stockholders, be made solely through the Proxy Statement/Prospectus. Both the Circular and the UK Prospectus and the final Proxy Statement/Prospectus will contain the full terms and conditions of the way in which the Transaction will be implemented, including details of how to vote with respect to the implementation of the Transaction. Any acceptance or other response to the proposals should be made only on the basis of the information in respect of the CSR Shareholders, in the Circular and the UK Prospectus, or, in respect of the Zoran Stockholders, in the Proxy Statement/Prospectus.

Copies of the UK Prospectus and the Circular will, from the date of posting to CSR Shareholders, be filed with the UK Listing Authority and submitted to the National Storage Mechanism and available for inspection at www.Hemscott.com/nsm.do and available for inspection by CSR Shareholders at the offices of CSR plc, Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted), at the offices of Slaughter and May, One Bunhill Row, London, EC1Y 8YY during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) and in the Investor Centre of CSR’s website www.csr.com. Stockholders may obtain, free of charge, copies of the Proxy Statement/Prospectus and Amended Registration Statement, and any other documents filed by Zoran and CSR with the SEC in connection with the Transaction at the SEC’s website at http://www.sec.gov and at Zoran’s website at www.zoran.com and CSR’s website www.csr.com.

BEFORE MAKING AN INVESTMENT OR VOTING DECISION, WE URGE INVESTORS OF CSR AND INVESTORS OF ZORAN TO READ CAREFULLY THE CIRCULAR, UK PROSPECTUS, PROXY STATEMENT/PROSPECTUS AND AMENDED REGISTRATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT CSR OR ZORAN WILL FILE WITH THE UKLA OR SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

It is anticipated that the UK Prospectus and the Circular will be made public and the Proxy Statement/Prospectus will be mailed to Zoran shareholders during the third quarter of 2011.

Important Additional Information regarding solicitation of Zoran proxies

Zoran and its directors and certain executive officers and CSR, its directors and officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the Transaction. CSR has filed a Proxy Statement/Prospectus and Registration Statement, and expects to file an amended Proxy Statement/Prospectus and the Amended Registration Statement with the SEC in connection with the solicitation of proxies to approve the Transaction. Information regarding the names of Zoran’s directors and executive officers and their respective interests in Zoran by security holdings or otherwise is set forth in Zoran’s proxy statement relating to the 2010 annual meeting of stockholders, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and Zoran’s website at http://www.zoran.com. Information about CSR’s directors and executive officers is set forth in CSR’s annual report on Form 20-F for the financial period ended 31 December 2010, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and at CSR’s website at www.csr.com. Additional information regarding the interests of such potential participants is included in the previously filed Proxy Statement/Prospectus and Registration Statement and will be included in the amended Proxy Statement/Prospectus and the Amended Registration Statement and other relevant documents to be filed with the SEC in connection with the solicitation of proxies to approve the Transaction.

Forward-looking statements

CSR-Zoran Merger Update	CSR plc

This transcript contains, or may contain, ‘forward-looking statements’ in relation to CSR and Zoran (together such companies and their subsidiaries being the “Combined Group”) and the future operating performance and outlook of CSR and the Combined Group, as well as other future events and their potential effects on CSR and the Combined Group that are subject to risks and uncertainties. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’ or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: (i) expected developments in product portfolio, expected revenues, expected annualised operating costs savings, expected future cash generation, expected future design wins and increase in market share, expected incorporation of our products in those of our customers, adoption of new technologies, the expectation of volume shipments of our products, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected performance against adverse economic conditions, and other expectations and beliefs of our management, (ii) the expected benefits of the Transaction, and (iii) the expansion and growth of CSR’s or Zoran’s operations (iv) the expected benefits of the Transaction, expected cost, revenue, technology and other synergies, the expected impact for customers and end-users, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, financial condition, losses and future prospects; (v) business and management strategies and the expansion and growth of CSR’s or Zoran’s operations and potential synergies and potential savings resulting from the Transaction; and (vi) the effects of government regulation on CSR’s, Zoran’s or the Combined Group’s business (vii) the other statements set forth in the two CEO quotes and the body of the release contained herein; and (viii) the anticipated timing of shareholder meetings and completion.

These forward-looking statements are based upon the current beliefs and expectations of the management of CSR and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond CSR’s and Zoran’s or the Combined Group’s ability to control or estimate precisely and include, without limitation: the ability to obtain governmental approvals of the Transaction or to satisfy other conditions to the Transaction on the proposed terms and timeframe; the possibility that the Transaction does not close when expected or at all, or that the companies may be required to modify aspects of the Transaction to achieve regulatory approval; the ability to realize the expected synergies or savings from the transaction in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the Transaction; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for Zoran’s and CSR’s products; the Combined Group’s ability to develop and market products containing the respective technologies of Zoran and CSR in a timely and cost-effective manner; weak current economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR, Zoran and the Combined Group; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, Zoran and following completion of the Transaction, the Combined Group; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, Zoran and the Combined Group to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time in CSR’s and Zoran’s periodic reports (whether under the caption Risk Factors or Forward Looking Statements or elsewhere). Neither CSR nor Zoran can give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this transcript. Neither CSR nor Zoran nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

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CSR-Zoran Merger Update	CSR plc

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